China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

January 23, 2008

By EDGAR Transmission and by Hand Delivery

Mr. Mark Shannon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549

Re:	China TransInfo Technology Corp. Amendment No. 4 to Form SB-2 filed December 21, 2007 File No: 333-142945

We hereby submit the responses of China TransInfo Technology Corp. (the “Company” or “CTFO”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 11, 2008, providing the Staff’s comments with respect to the above referenced registration statement on Form SB-2 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Financial Statements

Statement of Changes in Stockholders' Equity

1.
The net income reflected in your statement of changes in stockholders' equity for the nine months ended September 30, 2007 is not equal to the net income on your statement of operations. Similarly, the ending balances in retained earnings and total stockholders' equity are not equal to your balance sheet. Please revise your financial statements to resolve these discrepancies.

Company Response: Per the Staff’s comments, we have revised our financial statements for the nine months ended September 30, 2007. As a result, the net income on our statement of changes in stockholders’ equity is equal to the net income on our statement of operations. In addition, the ending balances in retained earnings and total stockholders' equity are equal to our balance sheet.

2.
Please tell us why the beginning balance in Common Stock and Additional Paid-in Capital appears to be that of Intra-Asia, the accounting acquiree. Also, please provide us with a schedule detailing the entries made to effect the reverse recapitalization.

Company Response: Upon further review, we determined that the beginning balance of Common Stock and Additional Paid-in Capital should be that of our subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. (“PKU”), the accounting acquirer. We have revised the statement of changes in stockholders’ equity to reflect such changes. In addition, the following illustrates the issuances, cancellations, and other changes in commons stock and additional paid-in capital in chronological order on both actual basis and retroactive basis for the 1 for 7.5 reverse stock split effectuated on August 20, 2007:

	Actual Basis			Reverse Split Retroactive
	Common Stock	Additional Paid-In Capital		Common Stock	Additional Paid-In Capital
January 1, 2007		2,416,000	PKU		2,416,000
January 1, 2007	65,399	21,694,786	CTFO	8,720	21,751,465
A.	96	26,719		13	26,802
B.	1,793	(1,793)		239	(239)
C.	300	(300)		40	(40)
D.	(15,328)	15,328		(2,044)	2,044
E.	-	(12,863,118)		-	(12,863,118)
	-	(2,416,000)		-	(2,416,000)
	-	(165,799)		-	(165,799)
F.	81,311	(81,311)		10,841	(10,841)
G.	13,333	3,186,667		1,778	3,198,222
H.	104	(104)		14	(14)
I.	-	(1,104,166)		-	(1,104,166)
J.	-	(1,447,361)		-	(1,447,361)
K.	(127,407)	127,407		-	-
L.	-	323,247		-	323,247
September 30, 2007	19,601	9,710,202		19,601	9,710,202

		Actual Basis		Reverse Split Retroactive
Note:		Dr.	Cr.	Dr.	Cr.
A.	Convertible notes coverted to common stock shares
	Convertible notes payable	21,000		21,000
	Accrued interest	5,815		5,815
	Common Stock		96		13
	Additional paid-in capital		26,719		26,802

B.	Issuance of common shares for warrant converted cashlessly
	Additional paid-in capital	1,793		239
	Common Stock		1,793		239

C.	Issuance of common shares to former directors
	Additional paid-in capital	300		40
	Common Stock		300		40

D.	Cancelled 15,328,369 shares of common stock
	Common Stock	15,328		2,044
	Additional paid-in capital		15,328		2,044

		Actual Basis		Reverse Split Retroactive
		Dr.	Cr.	Dr.	Cr.
E.	Recapitalization on reverse acquisition

	(1)Write off CTFO's defecit accumulated prior to the reverse acquisition
	Additional paid-in capital	12,863,118		12,863,118
	Retained earnings		12,863,118		12,863,118

	(2)Eliminate PKU capital
	Paid-in capital- PKU	2,416,000		2,416,000
	Additional paid-in capital	165,799		165,799
	Minority interest		581,799		581,799
	Cash-paid to PKU's Shareholders		2,000,000		2,000,000

F	Shares issued in reverse acquisition
	Additional paid-in capital	81,311		10,841
	Common stock		81,311		10,841

G.	Issuance of common shares
	Cash	3,200,000		3,200,000
	Common Stock		13,333		1,778
	Additional paid-in capital		3,186,667		3,198,222

H.	Issuance of common shares for services in connection with reverse acquisition
	Additional paid-in capital	104		14
	Common Stock		104		14

I.	Issuance of warrants for services in connection with reverse acquisition
	Additional paid-in capital	1,104,166		1,104,166
	Accrued warrant liability		1,104,166		1,104,166

J.	Paid Transaction Cost debit to APIC
	Additional paid-in capital	1,447,361		1,447,361
	Cash		1,447,361		1,447,361

K.	1:7.5 reverse stock split
	Common Stock	127,407		N/A
	Additional paid-in capital		127,407		N/A

L.	Effect of subsidiary equity transactions
	Net assets of subsidiary	323,247		323,247
	Additional paid-in capital		323,247		323,247

Note 16. Restatement of Previously Issued Financial Statements, page F-34

3.
Please tell us how you considered the requirements of Item 4.02(a) of Form 8-K and indicate whether you intend to amend previously filed documents. If you are not planning to file an 8-K and amend, explain why.

Company Response: We have filed a current report on Form 8-K on January 23, 2008 reporting that the Company had determined that the financial statements for the six months ended June 30, 2007 and the financial statements for the nine months ended September 30, 2007 should no longer be relied upon because of certain errors in such financial statements. We will file the restated six-month financial statements by amending our Quarterly Report for the period ended June 30, 2007 and the restated nine-month financial statements by amending our Quarterly Report for the period ended September 30, 2007 as soon as practicable.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-82671299 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, China TransInfo Technology Corp.

By:	/s/ Shudong Xia
Shudong Xia
Chief Executive Officer